
December 21, 2023

Tim Chen
Chief Financial Officer
VNET Group, Inc.
Guanjie Building Southeast 1st Floor, 10# Jiuxianqiao East Road
Chaoyang District
Beijing, 100016
The People's Republic of China

> **Re: VNET Group, Inc.**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **Response dated December 1, 2023**
> **File No. 001-35126**

Dear Tim Chen:

We have reviewed your December 1, 2023 response to our comment letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 21, 2023 letter.

Form 20-F for Fiscal Year Ended December 31, 2022

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 156

1. With respect to your proposed disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is "to our best knowledge." Prior to filing your amendment, please revise to clarify without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

2. We note your response to prior comment 2 that, after certain inquiries, nothing has come to the Company's attention suggesting that Mr. Dong is an official of the Chinese Communist Party or has any memberships or affiliations that could reasonably result in

him being considered an official of the Chinese Communist Party. We further note Mr. Dong served in various roles at China Investment Corporation, a wholly state-owned company, for over a decade, focusing on mergers and acquisitions and asset investments. Please more specifically describe his titles, roles and responsibilities at China Investment Corporation and how you consider them in your determination.

 Please contact Charles Guidry at 202-551-3621 or Jennifer Gowetski at 202-551-3401 with any other questions.

Sincerely,

Division of Corporation Finance
Disclosure Review Program

cc: Will Cai